October 11, 2007
BY HAND DELIVERY AND EDGAR
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-3720

Re:	American Public Education, Inc. Amendment No. 1 to Form S-1 Filed September 20, 2007 File No. 333-145185
Dear Mr. Spirgel:
On behalf of American Public Education, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated October 5, 2007 to Harry Wilkins, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).
In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments.
We are sending to your attention for delivery on October 12, 2007 courtesy copies of this letter and Amendment No. 2 to the Registration Statement (including exhibits), including a copy of Amendment No. 2 blacklined to show changes against Amendment No. 1 to the Registration Statement. All page numbers used in the Company’s responses below refer to the page numbers in Amendment No. 2.
The Offering, page 5
1.	We have considered your response to comment nine in our letter dated September 6, 2007. We continue to believe that you should provide further context to your disclosure about the special distribution to illustrate the benefits of the offering to insiders of the

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 11, 2007

company. In this regard, we note that your officers, directors, and other initial shareholders will receive a significant return on their investment without having to sell any of their equity investment in the company, and the company will receive no monetary benefits from the offering as a result of the distribution. Please provide the additional disclosure requested in prior comment nine under “Special Distribution” on page 29 and “Certain Relationships and Related Party Transactions-Special Distribution” on page 113.
We have revised the disclosure beginning on page 30 and beginning on page 117 in response to the staff’s comment.
Risk Factors, page 12
If we do not maintain continued strong relationships with various military bases.. page 17
2.	We note your response to comment 12 in our letter dated September 6, 2007 and the added disclosure on pages 59 and 66. Please clarify in the same locations the total number of credits required for your undergraduate and graduate degrees.
We have revised the disclosure on pages 61 and 68 in response to the staff’s comment.
Special Distribution, page 29
3.	Refer to the revised disclosure of options held by directors and executive officers on page 30. We note that the directors and executive officers will be receiving an adjustment to the number of shares subject to stock options. We also note that you consider this to be a special distribution to these individuals. Please tell us how you determined that the adjustment to the stock incentives for these individuals was not compensatory using the guidance in FAS 123R. Tell us whether you view the adjustments to the stock incentives to be either a modification of the incentives or a cancellation and issuance of new options and include your rationale in your response.
We have revised the disclosure beginning on page 33 to more clearly separate the discussion of the special distribution paid to the directors and officers in respect of outstanding shares they own, and the adjustment to be made to the options held by directors and officers. We do not consider the adjustment of the options to be a special distribution to the optionholders, but rather an antidilution adjustment required by the terms of the option plan pursuant to which the options were awarded. We think that clearly separating the special distribution from the option adjustment in the disclosure beginning on page 33 will avoid confusion on this point.
In accordance with FAS 123(R), paragraph 53, the special distribution causes a modification to the options for purposes of the Statement. This is because the special distribution is an equity restructuring in that it constitutes a nonreciprocal transaction between the company and its shareholders that causes the per-share fair value of the shares underlying the company’s options to change as a result of a recapitalization through a large, nonrecurring cash dividend.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 11, 2007

Accordingly, we intend to determine whether any incremental compensation cost is required in accordance with paragraphs 53 and 54 of FAS 123(R) and, in particular, Illustration A157 (“Original Award Contains Antidilution Provisions”) . We believe that Illustration A157 is appropriate because on the date of grant the option awards contained antidilution provisions applicable to the special distribution. In accordance with paragraph 54 of FAS 123(R), in preparing our financial statements for the quarter and year ended December 31, 2007, we will compare the fair value of the awards both before and after the special distribution in order to determine whether there is any incremental compensation cost. We expect that comparison will result in a determination that the fair value amounts are the same both before and after the adjustment of the option awards because the adjustment is designed to equalize the fair value of the original awards before and after the special distribution. Accordingly, pursuant to paragraph 54, we currently expect that no incremental compensation cost will be recognized. However, as indicated in Illustration A157, we have determined that the appropriate time to make the analysis as to whether there is an incremental compensation cost resulting from the adjustment is when the adjustment occurs, which is the date of payment of the special distribution, expected to be following the date of closing of the offering. After that analysis is complete, we will record the appropriate treatment of the event as having an incremental compensation cost or not, depending on the results of that analysis.
Compensation Discussion and Analysis, page 89
Elements of Compensation, page 91
Base Salary, page 91
4.	Please disclose the amount by which you increased each named executive officer’s salary in 2006.
We have revised the disclosure on page 93 in response to the staff’s comment.
Annual Incentive Cash Compensation, page 91
5.	Please clarify whether all named executive officers had the same SSQ goals for 2006. If not, please explain the differences in each officer’s goals.
We have revised the disclosure on page 94 in response to the staff’s comment.
6.	We are still evaluating your response to comment 32 in our letter dated September 6, 2007. Please analyze more specifically why disclosure of 2006 performance targets, such as new student registrations, would be competitively harmful to you when historical information about your financial performance, including net course registrations, is publicly available. Please address each performance measure separately.
We have revised the disclosure on page 95 in response to the staff’s comment to disclose additional information in response to the staff’s comments.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 11, 2007

The only MBO performance targets for which we have not provided specific targets are those that relate to managing departments to budget and assisting with initiatives related to the developments of non-degree programs. The internal budget information for specific departments is not available to investors on either a prospective or historical basis, and we treat it as confidential information. Similarly, details about the development of non-degree programs is also not publicly available. Providing the budget information and details on the development of non-degree programs would provide our competitors with detailed information about our priorities and business plans that would be competitively harmful to us. Historical budgets and plans for development of non-degree programs remain confidential and proprietary even after the specific periods to which they relate have passed, because over time disclosure of these measures in retrospect would provided competitors with a damaging insight into our long-term goals and trends in our strategic plans. Furthermore, disclosure of this information would not provide investors with information material to an understanding of the compensation of the officers for whom these performance targets are applicable, because these individual measures represent a relatively small portion of the total.
Certain Relationships and Related Party Transactions, page 113
Class A Common Stock Offering. Stock Repurchase and Common Stock Issuance. page 115
7.	We note your response to comment 40 in our letter dated September 6, 2007 and the added disclosure on page 116. Please disclose the number of securities repurchased from Mr. Etter and the purchase price.
We have revised the disclosure in response to the staff’s comment.
Financial Statements
8.	Refer to your response to comment 41 in our letter dated September 6, 2007. Please revise the statements of operations to delete the separate line item for share-based compensation expense and present the expense related to share-based payment arrangements in the same lines as cash compensation. See Question F of Staff Accounting Bulletin 107 for guidance.
We have revised the statement of operations to delete the separate line item for share-based compensation expense and are presenting this expense in the same lines as cash compensation is presented.
9.	We note that you have restated your audited financial statements for accounts receivable, deferred revenue and student deposits in response to comment 46 in our letter dated September 6, 2007. Please revise to disclose the restatement in the Report of Independent Registered Public Accounting Firm and in each of the financial statements. Also, revise the notes to the financial statements to include a note that describes the nature of the restatement. Please see paragraphs 25 and 26 of FAS 154 for guidance.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 11, 2007

We have revised the financial statements in response to the staff’s comment, and our independent registered public accounting firm’s revised report is included in this Amendment No. 2 to reflect the staff’s comment. We expect the independent registered public accounting firm’s report will be revised to eliminate this reference and the disclosure in the related Note to the financial statements will be removed in the next filing of the S-1.
10.	Refer to your response to comment 42 in our letter dated September 6, 2007. Please revise to present pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distribution, to the extent that the special distribution exceeds current year earnings, in addition to historical earnings per share. See Staff Accounting Bulletin Topic 1:B(3) for guidance.
We have provided the presentation requested by the staff.
11.	Refer to your response to comment 43 in our letter dated September 6, 2007. Please provide a pro forma balance sheet reflecting the special distribution accrual (but not giving effect to the proceeds of the offering) along side the historical balance sheet. See Staff Accounting Bulletin Topic 1:B(3) for guidance.
We have provided the presentation requested by the staff.
Note 1. Nature of Business and Significant Accounting Policies, page F-7
12.	Please revise to clarify how your obligations to refund tuition under the various Title IV and DoD programs impacts the timing and amount of your revenue recognition.
We have removed a confusing reference in Note 1 to the impact of tuition refunds on revenue. At most, the disclosure that we removed should have indicated that our obligations to refund tuition impacts deferred revenue.
Our obligations to refund amounts received under Title IV programs or DoD programs does not impact the timing and amount of our revenue recognition. Amounts that are refunded under these programs relate to tuition funds that have not yet been recognized and are still in deferred revenue. This is in part because the amount of funds that we are required to refund is reduced more quickly than we recognize the related deferred revenue.
13.	Refer to your accounting policy for income per common share on page F-10 and your description of the preferred stock on page F-18. Please revise your disclosure to explain the method used to compute earnings per share. See FAS 128 for guidance.
We have revised the disclosure on page F-10 to reflect our historical practice of calculating earnings per share in the periods in which the Series A Convertible Preferred Stock was outstanding.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 11, 2007

Note 10 — Stock Purchase Agreement. page F-10
14.	Refer to your response to comment 51 in our letter dated September 6, 2007. Please explain to us in greater detail how you accounted for the recapitalization during 2005 in which you exchanged each share of preferred stock for 2.06 shares of Class A stock. We note that at the time of the recapitalization your Class A common stock had a fair value of $4.55 per share and that you issued 5,351,258 shares of Class A common stock in exchange for the preferred stock. We also note that the preferred stock had been previously recorded as a liability based on disclosures on page F-18. Tell us why you did not record the difference between the accreted value of the preferred stock on the date of the exchange of $12.2 million and the fair value of the Class A common stock received by the preferred stockholders of $24.3 million as a financing cost in your income statement.
We have revised the disclosure beginning on page F-18 to remove the references to the Series A Convertible Preferred Stock being classified as a liability. That reference was incorrect. The Series A Convertible Preferred Stock was appropriately classified as outside of permanent equity in accordance with EITF Topic D-98 (“Classification and Measurement of Redeemable Securities.”) At the time that the Series A Convertible Preferred Stock was reclassified into Class A common stock, it was properly characterized as permanent equity.
15.	Please expand the disclosure in Note 10 on pages F-18 and F-19 to include a description of the Series A Convertible Preferred Stock that includes the terms and conditions of redemption, such as the obligation to transfer assets to the holders or the terms of mandatory redemption, if applicable. Tell us whether you must redeem the Series A Convertible Preferred Stock by transferring assets on a specified or determinable date or upon an event that is certain to occur.
We have revised the disclosure in Note 10 in response to the staff’s comments. Under the terms of our previously outstanding Series A Convertible Preferred Stock, beginning in August 2007, the holders of a majority of the outstanding Series A Convertible Preferred Stock would have had the right to request redemption of the Series A Convertible Preferred Stock. We would have been required to redeem the Series A Convertible Preferred Stock within one year of the request at the fair market value of the Series A Convertible Preferred Stock. The fair market value was to be determined either by agreement between the parties or as a result of an appraisal process utilizing investment banking firms. Because the obligation to redeem the Series A Convertible Preferred Stock was based on whether the holders exercised their right to request redemption, the date was neither determinable nor certain to occur. As a result of our recapitalization, as of August 2, 2005 we no longer had any shares of Series A Convertible Preferred Stock authorized or outstanding.
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Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 11, 2007

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
/s/ MICHAEL J. SILVER
Michael J. Silver

cc:	Harry T. Wilkins